 Exhibit 99.1

TransAlta Corporation Announces Conversion Results for Series E and F Preferred Shares

CALGARY, AB, Sept. 21, 2022 /CNW/ - Further to TransAlta Corporation's ("TransAlta" or the "Company") (TSX: TA)(NYSE: TAC) press release dated August 31, 2022, the Company announced today that after taking into account all election notices received for the conversion of the Cumulative Redeemable Rate Reset Preferred Shares, Series E (the "Series E Shares") into Cumulative Redeemable Floating Rate Preferred Shares, Series F (the "Series F Shares"), there were only 89,945 Series E Shares tendered for conversion, which is less than the one million shares required to give effect to conversions into Series F Shares. As a result, none of the Series E Shares will be converted into Series F Shares on September 30, 2022.

About TransAlta:

TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. TransAlta provides municipalities, medium and large industries, businesses and utility customers with clean, affordable, energy efficient and reliable power. Today, TransAlta is one of Canada's largest producers of wind power and Alberta's largest producer of hydro-electric power. For over 111 years, TransAlta has been a responsible operator and a proud member of the communities where we operate and where our employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals and its climate change strategy with CDP (formerly Climate Disclosure Project) and the Task Force on Climate-related Financial Disclosures (TCFD) recommendations. TransAlta has achieved a 61 per cent reduction in GHG emissions since 2015.

For more information about TransAlta, visit its website at transalta.com.

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SOURCE TransAlta Corporation

View original content: http://www.newswire.ca/en/releases/archive/September2022/21/c0473.html

%CIK: 0001144800

For further information: Investor Inquiries: Phone: 1-800-387-3598 in Canada and U.S., Email: investor_relations@transalta.com; Media Inquiries: Phone: 1-855-255-9184, Email: ta_media_relations@transalta.com

CO: TransAlta Corporation

CNW 16:00e 21-SEP-22